June 4, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0505

Re:	Calamos Long/Short Equity & Dynamic Income Term Trust (the “Trust”) (File Nos. 333-220591 and 811-23295)

Ladies and Gentlemen:

On behalf of the Trust, we are filing today, pursuant to the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended, by electronic submission via EDGAR, Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (the “Amendment”). This Amendment is being filed for the purposes of filing exhibits, completing certain open information and to make certain other material changes. This Amendment has been marked to indicate changes made from the Trust’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, filed on May 2, 2018.

No fees are required in connection with this filing. If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (630) 245-1105.

Very truly yours,

/s/ J. Christopher Jackson

J. Christopher Jackson

cc:	John P. Calamos, Sr.
Tammie Lee, Esq.
Paulita Pike, Esq., Ropes & Gray LLP
Rita Rubin, Esq., Ropes & Gray LLP